Executive Summary Quarterly Report
Exhibit 1

Japanese Quarterly Report for the fiscal second quarter ended September 30, 2012, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 14, 2012, which included the following information:

I.	Corporate Information

1.	Corporate Overview
•	Significant financial indices
•	Business overview

2.	Business Information
•	Risk factors
•	Material agreements
•	Operating and financial review and prospects

3.	Company Data
•	Share information
-	Total number of shares
-	Stock acquisition rights
-	Bonds with stock acquisition rights with contingently adjustable exercise price (none)
-	Rights plan (none)
-	Number of shares outstanding, changes in capital stock
-	Major shareholders
-	Voting rights
•	Changes in directors and corporate auditors

4.	Financial information
•	Consolidated financial statements (Unaudited)
•	Others

II.	Information on Guarantors (none)

Quarterly review report

Exhibit
Certifications of the Registrant’s Representative Director, President and Chief Executive Officer